UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Global Blue Group Holding AG

(Name of Subject Company)

Global Blue Group Holding AG

(Name of Person Filing Statement)

Registered Ordinary Shares, nominal value CHF 0.01 per share

Registered Series A Convertible Preferred Shares, nominal value CHF 0.01 per share

Registered Series B Convertible Preferred Shares, nominal value CHF 0.01 per share

(Title of Class of Securities)

H33700107

(CUSIP Number)

Jeremy Henderson-Ross

General Counsel

Zürichstrasse 38,

8306 Brüttisellen

Switzerland

+41 22 363 77 40

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Elizabeth A. Cooper

Mark C. Viera

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Global Blue Group Holding AG, a stock corporation incorporated under the laws of Switzerland (“Global Blue”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the SEC on March 21, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by Shift4 Payments, Inc., a Delaware corporation (“Shift4”) and GT Holding 1 GmbH, a Swiss limited liability company and indirect wholly owned subsidiary of Shift4 (“Merger Sub”). The Schedule TO relates to the tender offer by Merger Sub to acquire all of the outstanding Global Blue shares at an offer price in cash, without interest, to the shareholders of Global Blue of (i) $7.50 per Global Blue Common Share, (ii) $10.00 per Global Blue Series A Share, and (iii) $11.81 per Global Blue Series B Share, in each case of (i) through (iii), subject to the terms and conditions set forth in the Offer to Purchase, dated March 21, 2025 (as it may be amended or supplemented from time to time), and the related Letters of Transmittal (as it may be amended or supplemented from time to time), copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) through (a)(1)(D), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The first paragraph under the heading Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Merger Sub, Shift4 and their Affiliates—Tender and Support Agreements on page 12 is hereby amended and supplemented by adding the following sentence at the end of the paragraph:

“Morgan Stanley Global Income Funding Trust became a party to the Support Agreement between Shift4 and certain investors of Global Blue management by way of joinder dated as of March 31, 2025.”

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The second paragraph under the heading “Item 8. Additional Information— Shareholder Approval Not Required; Extraordinary General Meeting” is deleted and replaced with the following paragraph:

“For purposes of submitting the Board Modification for shareholder approval, in accordance with the terms of the Transaction Agreement, the Global Blue board will convene an extraordinary general meeting of shareholders (the “EGM”), to be held on Tuesday, May 6, 2025 at 11:00 CEST at Niederer Kraft Frey Ltd., Bahnhofstrasse 53, 8001 Zurich, Switzerland. Shareholders of Global Blue who hold Global Blue Shares on April 25, 2025 at 4:30 p.m., Eastern Daylight Time, the voting record date, will be entitled to attend the EGM and vote on the Board Modification. The Global Blue board unanimously recommends that shareholders approve and adopt the Board Modification. The invitation to the EGM is described in further detail in Global Blue’s Form 6-K, filed with the SEC on April 9, 2025, which is incorporated herein by reference.”

The paragraph under the heading Item 8. Additional Information—Legal Proceedings is deleted and replaced with the following paragraphs:

“As of April 8, 2025, two purported stockholders of Global Blue, have filed lawsuits against Global Blue and its directors in the Supreme Court of the State of New York, captioned Kevin Welsh v. Global Blue Group Holding AG et al., No. tc250402-51 and John Clark v. Global Blue Group Holding AG et al., No. tc250402-ny908 (the “Complaints”). The Complaints allege that the Solicitation/Recommendation Statement on Schedule 14D-9 misrepresents and/or omits material information and, as a result, asserts causes of action against all defendants for (i) negligent misrepresentation and concealment in violation of New York common law; and (ii) negligence in violation of New York common law. The Complaints seek, among other things, (i) injunctive relief preventing the consummation of the proposed Transactions until the alleged omitted material information has been disclosed; (ii) rescission or actual and punitive damages in the event the proposed Transactions are consummated; and (iii) an award of plaintiffs’ expenses, including attorneys’ and experts’ fees.

In addition to the Complaints, as of April 8, 2025, Global Blue has received several demand letters from purported Global Blue shareholders generally alleging disclosure deficiencies in connection with the disclosures associated with the proposed Transactions (collectively, the “Demand Letters”).

The defendants believe that the allegations and claims asserted in the foregoing Complaints and Demand Letters, as applicable, are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law. It is possible that additional, similar complaints or demand letters may be filed against, or received by, Global Blue or the Global Blue board or that the Complaints or Demand Letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, Global Blue will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty.”

Item 9.	Exhibits

The exhibit list in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

Exhibit No.	Description

(a)(5)(E)	Current Report on Form 6-K filed by Global Blue Group Holding AG with the SEC on April 9, 2025.

(a)(5)(F)	Invitation to the Extraordinary General Meeting of Global Blue Group Holding AG, dated April 9, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Global Blue Group Holding AG with the SEC on April 9, 2025).

(a)(5)(G)	Press Release, dated April 9, 2025 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed by Global Blue Group Holding AG with the SEC on April 9, 2025).

Exhibit No.	Description

(e)(51)	Joinder to the Support Agreement, dated as of March 31, 2025, made and entered into by Morgan Stanley Global Income Funding Trust.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL BLUE GROUP HOLDING AG

Date: April 9, 2025	By:	/s/ Jacques Stern
	Name:	Jacques Stern
	Title:	Chief Executive Officer